Exhibit 1.01
The Procter & Gamble Company
Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2014 is provided by The Procter & Gamble Company (the "Company") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule").  Under the Rule, we are required to make specific disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products.  As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten ("Conflict Minerals"; tin, tantalum, tungsten and gold collectively are referred to as "3TG").    References in this report to "we," "us" or "our" refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.
As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the "Covered Countries").  However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data.  For that reason, we have not been able to rule out the possibility that some Conflict Minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources.  Consequently, we exercised due diligence on the Conflict Minerals' origin and chain of custody and we are providing this Conflict Minerals Report to describe our due diligence processes and results.
1.	Company Overview
The Company is a global leader in retail goods, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in more than 180 countries and territories primarily through mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, high-frequency stores and distributors. We continue to expand our presence in other channels, such as perfumeries and e-commerce. We have on-the-ground operations in approximately 70 countries, including more than 130 plants and more than 250 shipping locations worldwide.  In total, across all aspects of our business (e.g., raw materials, packaging, services, equipment), we work with approximately 80,000 suppliers.
The Company sells more than 100 branded products. The vast majority of these products do not contain Conflict Minerals.   Based on an extensive review of our products, only a small number of products were identified as falling within the scope of the Rule: blades and razors, batteries, electric charging devices, electric toothbrushes, powered beauty devices and small electronic appliances.
2.	Conflict Minerals Program and Compliance Systems
Our Conflict Minerals Program has been designed to conform, in all material respects, with the framework described in The Organisation for Economic Cooperation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold and for tin, tantalum and tungsten.  We are a "downstream company" within the meaning of the OECD Guidance, and, therefore, have designed our Conflict Minerals Program in a manner consistent with the guidance specifically applicable to downstream companies in the OECD Guidance.
a)	Conflict Minerals Policy
The Company has adopted a Conflict Minerals Policy, which is publicly available on our website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml.
b)	Internal Management Systems and Controls

i)	Compliance Team
In order to facilitate our compliance with the Rule, the Company created a  multi-functional core team ("Core Team"), which includes representatives from Purchases, Product Supply, Sustainability, Research & Development, Finance & Accounting, Global Business Services, Corporate Communications, Corporate Compliance and Legal.  The Core Team designed an extensive Conflict Minerals Program, including, but not limited to, processes for supply chain review, supplier and employee outreach, due diligence and risk management.  Senior management has been briefed about the progress of our Conflict Minerals Program efforts.
ii)	Control Systems
As a downstream company, the Company does not generally have a direct relationship with 3TG smelters and refiners.  Consequently, we are engaging with other companies through trade associations and industry initiatives, such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative's ("EICC-GeSI") Conflict-Free Sourcing Initiative ("CFSI"), to improve transparency with respect to smelters and other upstream participants in the supply chain.
In addition to our Conflict Minerals Policy, our work is governed by:
•
the Company's Worldwide Business Conduct Manual, which contains the global standards P&G employees must follow to ensure they uphold P&G's Purpose, Values and Principles in their daily work (available at http://www.pg.com/en_US/downloads/company/governance/Policy_Worldwide_Business_Conduct_Manual.pdf);

•
our Sustainability Guidelines for External Business Partners, which outline the values we seek in the suppliers with whom we do business (available at http://www.pgsupplier.com/en/pg-values/sustainability.shtml); and

•
our Human Rights Policy Statement, which outlines our commitment to respect human rights and the expectation that our business partners share this commitment (available at http://pgsupplier.com/en/_downloads/Human_Rights_Policy_Statement.pdf).

iii)	Supplier Engagement
Soon after the Rule was adopted, we began engaging with our suppliers to ensure they were aware of the Rule and the implications for them as suppliers of the Company.   The Company sent mailings to all Company suppliers that we anticipated would be within the scope of the Rule, informing them that each in-scope supplier would be expected to have a conflict minerals policy in place and to implement a system to trace the origin of any 3TG supplied to the Company as defined in the template developed by the EICC-GeSI (the "Template"), which was attached.  We also provided a Company contact to answer any questions the suppliers had regarding implementation of the Rule.
As described in our Conflict Minerals Policy, we will engage with any of our suppliers if we have reason to believe that the supplier is providing the Company with 3TG that may support conflict in the Covered Countries, with the goal of establishing an alternative source of 3TG that does not support such conflict.  To date, we have found no instance where there is reason to believe our sourcing of 3TG is being used to fund armed conflict in the Covered Countries; therefore, it has not been necessary to seek alternative sources or terminate a contract.
iv)	Grievance Mechanism
The Company is committed to creating an environment that fosters open communication. The Company has well-established grievance mechanisms through which both employees and suppliers can report violations of the law or Company policies. For employees, the Company has created the Worldwide Business Conduct Manual Helpline (the "Helpline"), which is staffed by an independent third party and provides an anonymous way to report concerns about potential violations 24 hours a day, 7 days a week. For suppliers, the Company encourages them to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml. This reporting mechanism is operated by a third-party supplier to help ensure anonymity.
To date, the Company has received no reports through either mechanism indicating any potential concerns with our Conflict Minerals Policy, our 3TG sourcing or our Conflict Minerals Program.
v)	Maintenance of Records
The Company has adopted a policy to maintain relevant documentation.
c)            Identify and Assess Risks in the Supply Chain
As previously stated, the Company has more than 100 brands and works with approximately 80,000 suppliers worldwide.  Through an extensive review of our supply chain in 2013, we determined a list of products within the scope of the Rule and identified 268 direct suppliers for these in-scope products.  In 2014, we further reviewed these suppliers through a survey with a 100% response rate, enabling us to narrow this list to 62 in-scope suppliers.
The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers.  Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from suppliers further upstream in the supply chain.  In addition, we participate in trade and industry associations, as described above, to help further identify and assess the risks.
3.	Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the portions of the OECD guidance applicable to a "downstream company."
a)	Survey Requests
The Company conducted a survey of 62 suppliers using the EICC-GeSI Template, representing suppliers that we determined potentially supplied 3TG for in-scope products. The Template was developed by EICC and GeSI to facilitate disclosure and communication of information regarding a company's supply chain and includes questions regarding the supplier's conflict-free policy, recipient's engagement with its direct suppliers, and the smelters the supplier (and its suppliers) use.  In addition, the Template contains questions about the origin of any 3TG provided by the supplier, as well as the supplier's due diligence.  Written instructions and recorded training illustrating the use of the tool are available on the EICC website.
The Company sent the Template directly to suppliers and provided reminders to the recipients on a regular basis until a response was received.
b)	Survey Responses
The Company received responses from all the suppliers surveyed.  Members of the Core Team reviewed these responses for completeness and to determine if any potential red flags were present, in accordance with the requirements of our Conflict Minerals Program, and followed up as needed with suppliers to clarify responses.
Our responses included varying degrees of information regarding the names and locations of 3TG smelters used by each supplier.  Some suppliers included smelter data for 3TG that we know is contained in components and materials supplied to us.  For this group, we analyzed and compared the 3TG smelters against the list of facilities that have received a "conflict free" designation through the Conflict Free Sourcing Initiatives' ("CFSI") Conflict Free Smelter Program as of May 27, 2015.  Of these 72 smelters, 52 are certified as conflict free by CFSI, including the three smelters who are identified as sourcing from Covered Countries by CFSI.  Another seven smelters are on the CFSI Active list as of May 27, 2015 and have committed to undergo a CFSI audit to be designated conflict free.  The known smelters are listed in Attachment A.   While we have no indication that any of our remaining suppliers are sourcing from any smelters that source from the Covered Countries, we have insufficient data at this time to validate the status of any other smelters or refiners.
c)	Reporting
The Company has filed this Conflict Minerals Report for 2014 with the SEC. We have also made this report available on our website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml.
4.	Our Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
As a downstream company, we rely upon independent assessment programs to provide upstream information such as the mine or location of origin.  Consistent with the OECD Guidance, our efforts to determine the mine or location of origin of necessary Conflict Minerals in material supplied to us with the greatest possible specificity consisted primarily of a review of whether the smelters reported to be in our suppliers' supply chain were verified as compliant with the Conflict Free Smelter Program.  CFSI has developed an audit protocol for verification of entities as compliant with the Conflict Free Smelter Program in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries.  The Conflict Free Smelter List is composed of entities that are compliant with the Conflict Free Smelter Program and that have been subject to an independent third party audit to assess whether the entity employed policies, practices, and procedures to source conflict free minerals.  We are a member of CFSI and have access to CFSI country of origin information for entities on the Conflict Free Smelter List.  CFSI has chosen to address confidential business information concerns by aggregating the countries of origin for Conflict Minerals sourced by such entities on the Conflict Free Smelter List.  CFSI requires that the independent auditor make an examination of the countries of origin for processed Conflict Minerals as well as the location of the mine, even if the specific mine or location of origin for these minerals within a country is not provided to CFSI members.
More generally, in 2014, we endeavored to determine the mine or location of origin for Conflict Minerals in the supplied materials with the greatest possible specificity by using our due diligence measures described above, including, for example, (i) surveying our in-scope suppliers using the Template; (ii) comparing the list of entities identified by our surveyed in-scope suppliers as smelters of Conflict Minerals against information provided by the CFSI to identify those smelters that have received a conflict free designation; and (iii) reviewing available information from CFSI on the mine or location of origin of necessary Conflict Minerals from the smelters described in clause (ii) of this paragraph.  The country of origin information that we were able to obtain through these efforts in included in Attachment A.
5.	Steps to Mitigate Risk
The Company will continue to work to improve its Conflict Minerals due diligence process.  To further mitigate the risk that any Conflict Minerals in our products finance or benefit armed groups, we are making the following commitments:
a)	As a Company, we will engage in additional supplier engagement to increase the number and quality of supplier responses;
b)
When we become aware of a supplier that is not in compliance with our Conflict Minerals Policy, we will engage with the supplier for a remedy and, where necessary, find an alternative source of 3TG; and

c)	We will continue to invest in and build relationships with relevant trade associations/industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.

ATTACHMENT A
Smelters and Countries of Origin
The following facilities have been reported to us by our suppliers as part of their supply chain for components and materials known to contain covered Conflict Minerals. Each is listed by CFSI as a smelter or refiner.  The facility names are listed as they appear on the CFSI smelter list.

Gold
Allgemeine Gold- und Silberscheideanstalt, A.G.	Johnson Matthey Inc	Tanaka Kikinzoku Kogyo K.K.
Argor-Heraeus SA	Matsuda Sangyo Co., Ltd.	The Refinery of Shandong Gold Mining Co., Ltd
Asahi Pretec Corporation	Metalor Technologies (Hong Kong), Ltd.	Western Australian Mint trading as The Perth Mint
Eco-System Recycling Co., Ltd.	Metalor Technologies SA	Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Heimerle + Meule GmbH	Mitsubishi Materials Corporation
Heraeus Ltd. Hong Kong	Nihon Material Co., Ltd.
Heraeus Precious Metals GmbH & Co. KG	Shandong Zhaojin Gold & Silver Refinery Co., Ltd

Tin

Alpha	PT Bukit Timah	VQB Mineral and Trading Group Joint Stock Company
Cooper Santa	PT DS Jaya Abadi	Heraeus Materials Technology GmbH & Co., KG
CV United Smelting	PT Eunindo Usaha Mandiri	CV Serumpun Sebalai
Dowa	PT Karimun Mining	Gejiu Zi-Li
EM Vinto	PT Mitra Stania Prima	Huichang Jinshunda Tin Co., Ltd
Fenix Metals	PT Prima Timah Utama	Jiangxi Nanshan
Gejiu Non-Ferrous Metal Processing Co., Ltd.	PT Refined Bangka Tin	Kai Unita Trade Limited Liability Company
China Tin Group Co., Ltd.	PT Sariwiguna Binasentosa	Linwu Xianggui Smelter Co.
Malaysia Smelting Corporation (MSC)	PT Stanindo Inti Perkasa	Minmetals Ganzhou Tin Co., Ltd.
Mineração Taboca S.A.	PT Tambang Timah	Novosibirsk Integrated Tin Works
Minsur	PT Timah	PT Bangka Kudai Tin
Mitsubishi Materials Corporation	PT Tinindo Inter Nusa	PT Koba Tin
O.M. Manufacturing (Thailand) Co., Ltd.	Rui Da Hung	YiXing Copper Manufactory Co., Ltd
OMSA	Soft Metais, Ltda.
PT Artha Cipta Langgeng	Thaisarco
PT Babel Inti Perkasa	White Solder Metalurgia e Mineração, Ltda.
PT Bangka Putra Karya	Yunnan Chengfeng
PT Bangka Tin Industry	Yunnan Tin Company, Ltd.
PT Belitung Industri Sejahtera	Magnu's Minerais Metais e Ligas, Ltda.
PT ATD Makmur Mandiri Jaya
Metallo Chimique

Tungsten

HC Starck GmbH

Countries of origin of the Conflict Minerals these smelters process are believed to include the following countries.  This information was provided through CFSI and is aggregated for confidentiality purposes.  While some countries listed below are Covered Countries, the smelters identified as sourcing from those countries have all been certified as conflict free by CFSI.

Angola	Djibouti	Luxembourg	Rwanda
Argentina	Egypt	Madagascar	Sierra Leone
Australia	Estonia	Malaysia	Singapore
Austria	Ethiopia	Mongolia	South Africa
Belgium	France	Mozambique	South Sudan
Brazil	Germany	Myanmar	Suriname
Burundi	Guyana	Netherlands	Switzerland
Central African Republic	India	Nigeria	Thailand
Chile	Indonesia	Peru	Uganda
China	Ireland	Plurinational State of Bolivia	United Kingdom of Great Britain and Northern Ireland
Colombia	Israel	Portugal	United Republic of Tanzania
Cote D'Ivoire	Japan	Republic of Congo	United States of America
Czech Republic	Kenya	Republic of Korea	Zambia
Democratic Republic of Congo	Lao People's Democratic Republic	Russian Federation